UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BRF S.A.
 (Name of Issuer)

Common Shares, no par value per share,
including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
 (CUSIP Number)

Lim Eng Kok	Celine Loh
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower Singapore 068912 +65 6889 8888	#37-01, Capital Tower Singapore 068912 +65 6889 8888
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 CUSIP number is for the American Depositary Shares of BRF S.A., each representing one Common Share.

SCHEDULE 13D

CUSIP No.: 10552T107		Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,116,298

	8	SHARED VOTING POWER
6,062,867

	9	SOLE DISPOSITIVE POWER
29,116,298

	10	SHARED DISPOSITIVE POWER
6,062,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,179,165

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.36% [2]

14	TYPE OF REPORTING PERSON
CO

2      The percentages used herein are calculated based upon 806,654,845 Shares outstanding, which is the difference between the 812,473,246 issued Shares remaining after the Cancellation, as reported in the Issuer's Report on Form 6-K filed on February 26, 2016, and the 5,818,401 Shares held in treasury by the Issuer, as reported in the Issuer's Report on Form 6-K filed on February 29, 2016.

SCHEDULE 13D

Page 3 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D filed on January 29, 2014 (the “Original Schedule 13D”), as amended and supplemented by Amendment No.1 filed on March 04, 2014, and Amendment No. 2 filed on March 26, 2014, (the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, collectively, the “Schedule 13D”) with respect to the Common Shares, no par value per share, (the “Shares”), including in the form of American Depositary Shares (“ADS”), of BRF S.A. (the “Issuer”), a foreign private issuer, as defined in Rule 3b-4 of the Act, whose principal executive offices are located at 1400 R. Hungria, 5th Floor, Jd América; 01455000; São Paulo – SP, Brazil.

Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC” or the “Reporting Person”).  GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves.  GIC is a private company limited by shares organized under the laws of the Republic of Singapore.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security	Singapore Citizen

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Coordinating Minister for Economic & Social Policies	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #10-01 The Treasury Singapore 179434	Minister for Trade & Industry (Trade)	Singapore Citizen

Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Minister for Finance	Singapore Citizen

SCHEDULE 13D

Page 4 of 7 Pages

Raymond Lim	3 Anson Road #23-01 Springleaf Tower	Chairman, APS Asset Management	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Chew Choon Seng	2 Shenton Way #29-00 SGX Centre 1 Singapore 068804	Chairman, Singapore Exchange Ltd	Singapore Citizen

Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Ltd	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen

Lim Siong Guan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group President, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

(d) The Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

Page 5 of 7 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Issuer has been repurchasing Shares in connection with multiple Share buyback programs (“Buyback Programs”), and has indicated that Shares acquired under the Buyback Programs may be cancelled.  Towards that end, on February 25, 2016, the Issuer cancelled 60,000,000 Shares (the “Cancellation”). The Buyback Programs and related Cancellation resulted in an increase in the beneficial ownership of the Reporting Person as a percentage of the Issuer’s Shares for which no consideration was paid or received by the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Tarpon Filers have advised the Reporting Person that they intend to file an amendment to Schedule 13D to report beneficial ownership of 12.03% of the outstanding Shares.

As set forth in the Original Schedule 13D, the Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Shares beneficially owned by the Tarpon Filers or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with the Tarpon Filers or any other person.  The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein, but is not responsible for the completeness and accuracy of the information concerning the Tarpon Filers or any other person contained herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a, b) The aggregate number of Shares, including those held in the form of ADS, and the percentage of total outstanding Shares beneficially owned by the Reporting Person as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares	Number of Outstanding Shares[2]
GIC	35,179,165	4.36%	806,654,845

1.          GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 29,116,298 securities beneficially owned by it.   GIC shares power to vote and dispose of 6,062,867 securities beneficially owned by it with MAS.  GIC, GoS and MAS disclaim membership in a group.

SCHEDULE 13D

Page 6 of 7 Pages

2.          This figure represents the difference between the 812,473,246 issued Shares remaining after the Cancellation, as reported in the Issuer's Report on Form 6-K filed on February 26, 2016, and the 5,818,401 Shares held in treasury by the Issuer, as reported in the Issuer's Report on Form 6-K filed on February 29, 2016.

(c) The trading dates, number of Shares or ADS acquired and disposed of, price per Share or ADS, and how the transactions were effected for all transactions in the Shares or ADS by the Reporting Person in the past sixty days is set forth in Exhibit D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit D:	Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

	By:	/s/ Lim Eng Kok
	Name:	Lim Eng Kok
	Title:	Senior Vice President

	By:	/s/ Celine Loh
	Name:	Celine Loh
	Title:	Senior Vice President

March 3, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT D

SCHEDULE OF TRANSACTIONS

The following transactions were effected by GIC, or an external fund manager on behalf of GIC, in the open market through a broker.

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in USD)
01/05/16	BRF SA-ADR	SELL	63,074	$ 13.705806
01/05/16	BRF SA-ADR	SELL	16,623	$ 13.705806
01/15/16	BRF SA-ADR	SELL	27	$ 11.8
01/28/16	BRF SA-ADR	SELL	6,104	$ 11.359448
01/28/16	BRF SA-ADR	SELL	490	$ 11.359448
01/29/16	BRF SA-ADR	SELL	4,192	$ 11.868163
02/02/16	BRF SA-ADR	SELL	14,028	$ 12.015982
02/02/16	BRF SA-ADR	SELL	3,110	$ 12.015982
02/11/16	BRF SA-ADR	SELL	3,910	$ 12.412481
02/18/16	BRF SA-ADR	SELL	55	$ 13.09